UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)

AAMES FINANCIAL CORPORATION
(Name of Subject Company (Issuer))

AAMES FINANCIAL CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

5.5% Convertible Subordinated Debentures due 2006
(Title of Class of Securities)

00253A AE1
U9871P AA6
(CUSIP Number of Class of Securities)

John F. Madden, Jr.
Senior Vice President and General Counsel
Aames Financial Corporation
350 South Grand Avenue, 43rd Floor
Los Angeles, CA 90071
(323) 210-5000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:

Simeon Gold, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$113,970,000	$10,486

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the exchange of $113,970,000 aggregate principal amount of 5.5% Convertible Subordinated Debentures due 2006 (the "Existing Debentures") of Aames Financial Corporation ("Aames") for $91,176,000 aggregate principal amount of 4.0% Convertible Subordinated Debentures due 2012 of Aames. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 0.000092% of the market value of Existing Debentures proposed to be acquired by Aames. Under Rule 0-11(a)(4), because there is no market for Existing Debentures, the value is based on the book value of the Existing Debentures. As of May 10, 2002, the latest practicable date prior to the date of filing, the book value of the Existing Debentures proposed to be acquired by Aames was $113,970,000.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,486	Filing Party: Aames Financial Corporation
Form or Registration No.:	Schedule TO-I SEC File No. 5-42024	Date Filed: May 15, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13 D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 8 TO SCHEDULE TO

        This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on May 15, 2002 by Aames Financial Corporation, a Delaware corporation ("Aames"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Aames filed an Amendment No. 1 to the Schedule TO on June 6, 2002, Amendment No. 2 to the Schedule TO on June 13, 2002, Amendment No. 3 to the Schedule TO on June 24, 2002, Amendment No. 4 to the Schedule TO on July 2, 2002, Amendment No. 5 to the Schedule TO on July 19, 2002, Amendment No. 6 to the Schedule TO on August 1, 2002, Amendment No. 7 to the Schedule TO on August 16, 2002 and Amendment No. 8 to the Schedule TO on September 6, 2002. The Schedule TO relates to the offer by Aames to exchange its 4.0% Convertible Subordinated Debentures due 2012 (the "New Debentures") for any and all of its outstanding 5.5% Convertible Subordinated Debentures due 2006 (the "Existing Debentures") upon the terms and subject to the conditions set forth in the Offering Memorandum, dated May 15, 2002 (the "Offering Memorandum"), and in the related Letter of Transmittal, filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any supplements or amendments thereto, collectively constitute the "Exchange Offer").

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a)(i-iii, v-xii) of the Schedule TO is hereby amended and supplemented as follows:
(a)(1)(i-iii,v-xii)
On September 20, 2002, Aames announced that the Exchange Offer has been extended until 5:00 p.m., New York City time, on Friday, October 4, 2002, and issued a press release, a copy of which has been filed as Exhibit 99.1 to Aames' Current Report on Form 8-K dated September 20, 2002, and incorporated herein by reference. The information set forth in the Sixth Supplement to the Offering Memorandum, dated September 20, 2002, a copy of which is filed as Exhibit (a)(5)(P) hereto, is incorporated herein by reference.
Aames reserves the right to further extend the Exchange Offer or to terminate the Exchange Offer, in its discretion, in accordance with the terms of the Exchange Offer.

Item 4(b) of the Schedule TO is hereby amended and supplemented as follows:
(b)
As previously announced on April 30, 2002, Aames' principal stockholder, Capital Z Financial Services Fund II, L.P., through Specialty Finance Partners (a partnership it controls), agreed to purchase $50.0 million aggregate principal amount of the Existing Debentures in a private transaction. On June 6, 2002, Capital Z filed an amendment to its Schedule 13D indicating that the sellers delivered only an aggregate of $41,616,000 principal amount of Existing Debentures to Capital Z, and as a result, Capital Z purchased only $41,616,000 aggregate principal amount of Existing Debentures in the private transaction, which it subsequently tendered for exchange in the Exchange Offer. In lieu of delivering the remaining $8,384,000 aggregate principal amount of Existing Debentures pursuant to their respective obligations in the private transaction, the sellers and Capital Z have agreed that if the sellers sell to Aames an aggregate of $10,000,000 principal amount of Aames 9.125% Senior Notes due 2003 (the "Senior Notes") for an aggregate purchase price of $8,500,000, Capital Z will unconditionally release the applicable seller from its respective obligation to deliver the remaining Existing Debentures. A seller consummated a sale of $2,200,000 principal amount of Senior Notes with Aames on September 19, 2002.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5(e) of the Schedule TO is hereby amended and supplemented as follows:
(3)
Settlement Agreement, dated as of September 19, 2002, by and among SFP, Blue River, LLC, JMG Convertible Investments, L.P. and JMG Trition Offshore Fund Ltd., a copy of which has been filed as Exhibit 14 to Amendment No. 8 to the Schedule 13D of Capital Z and is incorporated herein by reference (the "Settlement Agreement").e.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offering Memorandum, dated May 15, 2002.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Press Release issued by Aames on April 30, 2002 (filed as Exhibit 99.1 to the Initial Schedule TO of Aames on April 30, 2002 and incorporated herein by reference).*
(a)(5)(B)	Current Report on Form 8-K of Aames announcing prior proposals (filed on May 3, 2002 and incorporated herein by reference).*
(a)(5)(C)	Press Release issued by Aames on May 15, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on May 15, 2002 and incorporated herein by reference).*
(a)(5)(D)	Supplement to Offering Memorandum, dated June 6, 2002.*
(a)(5)(E)	Second Supplement to Offering Memorandum, dated June 12, 2002.*
(a)(5)(F)	Press Release issued by Aames on June 13, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on June 13, 2002 and incorporated herein by reference).*
(a)(5)(G)	Press Release issued by Aames on June 21, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on June 21, 2002 and incorporated herein by reference).*
(a)(5)(H)	Third Supplement to Offering Memorandum, dated July 2, 2002.
(a)(5)(I)	Press Release issued by Aames on July 2, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on July 2, 2002 and incorporated herein by reference).*
(a)(5)(J)	Press Release issued by Aames on July 19, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on July 19, 2002 and incorporated herein by reference).*
(a)(5)(K)	Fourth Supplement to Offering Memorandum, dated August 1, 2002.*
(a)(5)(L)	Press Release issued by Aames on August 1, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on August 1, 2002 and incorporated herein by reference).*
(a)(5)(M)	Fifth Supplement to Offering Memorandum, dated August 16, 2002.
(a)(5)(N)	Press Release issued by Aames on August 16, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on August 16, 2002 and incorporated herein by reference).*
(a)(5)(O)	Press Release issued by Aames on September 6, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on September 6, 2002 and incorporated herein by reference).*
(a)(5)(P)	Sixth Supplement to Offering Memorandum, dated September 20, 2002.
(a)(5)(Q)	Press Release issued by Aames on September 20, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on September 20, 2002 and incorporated herein by reference).*
(b)	Not applicable.
(d)(1)
Purchase Agreement, dated as of April 26, 2002, by and among the Holders, SFP and Capital Z (filed as Exhibit 13 to Amendment No. 6 to the Schedule 13D of Capital Z on April 30, 2002 and incorporated herein by reference).*

(d)(2)
Indenture, dated as of February 26, 1996, between Aames and The Chase Manhattan Bank, N.A., relating to the Existing Debentures (incorporated by reference to Aames' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and filed with the Commission on July 3, 1996).*
(d)(3)
Settlement Agreement, dated as of September 19, 2002, by and among SFP, Blue River, LLC, JMG Convertible Investments, L.P. and JMG Trition Offshore Fund Ltd. (filed as Exhibit 14 to Amendment No. 8 to the Schedule 13D of Capital Z on September 20, 2002 and incorporated herein by reference).*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AAMES FINANCIAL CORPORATION

	By:	/s/ JOHN F. MADDEN, JR.
	Name:	John F. Madden, Jr.
	Title:	Senior Vice President, General Counsel and Secretary

Dated: September 20, 2002

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offering Memorandum, dated May 15, 2002.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)(A)	Press Release issued by Aames on April 30, 2002 (filed as Exhibit 99.1 to the Initial Schedule TO of Aames on April 30, 2002 and incorporated herein by reference).*
(a)(5)(B)	Current Report on Form 8-K of Aames announcing prior proposals (filed on May 3, 2002 and incorporated herein by reference).*
(a)(5)(C)	Press Release issued by Aames on May 15, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on May 15, 2002 and incorporated herein by reference).*
(a)(5)(D)	Supplement to Offering Memorandum, dated June 6, 2002.*
(a)(5)(E)	Second Supplement to Offering Memorandum, dated June 12, 2002.*
(a)(5)(F)	Press Release issued by Aames on June 13, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on June 13, 2002 and incorporated herein by reference).*
(a)(5)(G)	Press Release issued by Aames on June 21, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on June 21, 2002 and incorporated herein by reference).*
(a)(5)(H)	Third Supplement to Offering Memorandum, dated July 2, 2002.
(a)(5)(I)	Press Release issued by Aames on July 2, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on July 2, 2002 and incorporated herein by reference).*
(a)(5)(J)	Press Release issued by Aames on July 19, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on July 19, 2002 and incorporated herein by reference).*
(a)(5)(K)	Fourth Supplement to Offering Memorandum, dated August 1, 2002.
(a)(5)(L)	Press Release issued by Aames on August 1, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on August 1, 2002 and incorporated herein by reference).*
(a)(5)(M)	Fifth Supplement to Offering Memorandum, dated August 16, 2002.
(a)(5)(N)	Press Release issued by Aames on August 16, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on August 16, 2002 and incorporated herein by reference).*
(a)(5)(O)	Press Release issued by Aames on September 6, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on September 6, 2002 and incorporated herein by reference).*
(a)(5)(P)	Sixth Supplement to Offering Memorandum, dated September 20, 2002.
(a)(5)(Q)	Press Release issued by Aames on September 20, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on September 20, 2002 and incorporated herein by reference).*
(d)(1)
Purchase Agreement, dated as of April 26, 2002, by and among the Holders, SFP and Capital Z (filed as Exhibit 13 to Amendment No. 6 to the Schedule 13D of Capital Z on April 30, 2002 and incorporated herein by reference).*
(d)(2)
Indenture, dated as of February 26, 1996, between Aames and The Chase Manhattan Bank, N.A., relating to the Existing Debentures (incorporated by reference to Aames' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and filed with the Commission on July 3, 1996).*
(d)(3)
Settlement Agreement, dated as of September 19, 2002, by and among SFP, Blue River, LLC, JMG Convertible Investments, L.P. and JMG Trition Offshore Fund Ltd. (filed as Exhibit 14 to Amendment No. 8 to the Schedule 13D of Capital Z on September 20, 2002 and incorporated herein by reference).*

*
Previously filed.